UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39127

Canaan Inc.

(Registrant’s name)

1-2/F, QianFang Science Building C

Building No. 27, Zhongguancun Software Park (Phase I)

No. 8 Dongbeiwang West Road

Haidian District, Beijing, 100193

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ Yes              ☒ No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ Yes               ☒ No

EXHIBITS

Exhibits Number	Description
99.1	Canaan Announces Improved Revenue Visibility in 2021

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

Date: February 10, 2021	By:	/s/ Nangeng Zhang
	Name:	Nangeng Zhang
	Title:	Chairman and Chief Executive Officer